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                              September 14, 2020

       Shelly D. Guyer
       Chief Financial Officer
       Invitae Corp
       1400 16th Street
       San Francisco, CA 94103

                                                        Re: Invitae Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2019
                                                            Filed March 2, 2020
                                                            File No. 001-36847

       Dear Ms. Guyer:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2019

       Risk Factors
       Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the
       sole and exclusive forum ..., page 38

   1. You state here that your certificate of incorporation designates the Court of Chancery of the State of Delaware
as the sole and exclusive forum for types of actions and proceedings that may be initiated
by your shareholders, including any "derivative action" or
                                                        proceeding brought on
your behalf. Please disclose whether this provision applies to actions arising under
the Securities Act or Exchange Act. In that regard, Section 27 of the
                                                        Exchange Act creates
exclusive federal jurisdiction over all suits brought to enforce any duty or liability
created by the Exchange Act or the rules and regulations thereunder, and
                                                        Section 22 of the
Securities Act creates concurrent jurisdiction for federal and state courts over all suits
brought to enforce any duty or liability created by the Securities Act or the rules and
regulations thereunder. If the provision applies to Securities Act claims, please revise your
filing to state that there is uncertainty as to whether a court would
 Shelly D. Guyer
Invitae Corp
September 14, 2020
Page 2
         enforce such provision and to state that stockholders will not be deemed to have waived
         the company   s compliance with the federal securities laws and the
rules and regulations
         thereunder. If this provision does not apply to actions arising under the Securities Act or
         Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Allen Torney at 202-551-3652 or Vanessa Robertson at 202-
551-3649 if you have questions regarding the comment.



FirstName LastNameShelly D. Guyer                              Sincerely,
Comapany NameInvitae Corp
                                                               Division of
Corporation Finance
September 14, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName